[redacted]

09042383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

BB 3/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, Suite 300
(No. and Street)

Burbank, (City) CA (State) 91505-4647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Ching 818-827-7132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

SEC Mail Processing Section
MAR 09 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

______________________ Signature of Document Signer No. 1

______________________ Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of February (Month), 20 09 (Year), by

(1) Gary Ching (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

KENCY AYALA
Commission # 1802190
Notary Public - California
Los Angeles County
My Comm. Expires Jun 17, 2012

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: no date Number of Pages: 1

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

NPB FINANCIAL GROUP, LLC

3500 W Olive Ave., Suite 300
Burbank CA 91505-4647

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Member Managers
NPB Financial Group, LLC
Burbank, California

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 10 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 22, 2009

NPB FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and equivalent	$ 213,152
Clearing broker deposit	25,000
Commissions receivable	305,006
Organization costs, net of accumulated amortization of $2,636	10,542
Other receivable - non allowable	7,133
Other assets and deposits	3,650
Prepaid expenses	27,737
Furniture, fixtures and equipment	
net of accumulated depreciation of $10,012	7,166
TOTAL ASSETS	$ 599,386

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	285,661
Commissions payable	114,580
TOTAL LIABILITIES	400,241
MEMBERS' EQUITY	199,145
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 599,386

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commissions	$	4,481,514
Advisory fees		2,346,362
Other income		370,926
TOTAL REVENUE		7,198,802
DIRECT COSTS		
Advisory fee expense		2,301,365
Commissions expense		3,888,925
Clearing expense		147,390
Communications		29,678
Trade errors		9,458
TOTAL DIRECT COSTS		6,376,816
GROSS PROFITS		821,986
OPERATING EXPENSES - see page 9		838,055
INCOME (LOSS) BEFORE INCOME TAX PROVISION		(16,069)
INCOME TAX PROVISION		12,590
NET INCOME (LOSS)	$	(28,659)

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 381,000	$ (162,196)	$ 218,804
Paid in capital	9,000		9,000
Net Income (loss)		(28,659)	(28,659)
Balance, December 31, 2008	$ 390,000	$ (190,855)	$ 199,145

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2008

Cash Flows from Operating Activities:		
Net income (loss)	$	(28,659)
Depreciation and amortization		4,314
Changes in operating assets and liabilities:		
Commissions receivable		72,868
Other receivables		(1,107)
Other assets and deposits		1,183
Prepaid expenses		(898)
Accounts payable and accrued expenses		(68,670)
Commissions payable		(13,471)
Net cash used in operating activities		(34,442)
Cash Flows for Investing Activities:		
Purchase of furniture, fixture and equipment		0
Net Cash Used in Investing Activities		0
Cash Flows from Financing Activities:		
Capital contribution by members		9,000
Net Cash Flows from Financing Activities		9,000
Net increase in cash		(25,442)
Cash at beginning of year		238,594
Cash at end of year	$	213,152
<u>SUPPLEMENTAL INFORMATION</u>		
Interest paid	$	1,744
Income taxes paid	$	12,590

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - NATURE OF BUSINESS

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3 (k) (2) (ii). As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income taxes - The Company files its income tax returns as a Limited Liability Company (LLC).

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, under such provisions. See page 10 for the computation of net capital.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with its clearing broker which requires a minimum deposit of $25,000.

NOTE 5 – PROVISION FOR INCOME TAXES

The Company files its income tax returns as a Limited Liability Company (LLC). Income and losses of LLC's pass directly to the members. The State of California requires LLC's to pay a minimum $800 plus a percent of its revenue computed on an ascending scale.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker whereby a penalty is charged for early termination, $75,000 the first two years and $50,000 the next two years.

NOTE 7 – OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

NOTE 9 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii). All customer transactions are cleared through its clearing broker on a fully disclosed basis.

NPB FINANCIAL GROUP, LLC

SCHEDULE OF OPERATING EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES

Computer and software expenses	$	12,898
Consulting		79,175
Depreciation and amortization		4,314
Insurance		5,130
Interest expense		1,744
Meetings and conferences		100,552
Office supplies		5,524
Payroll and related		509,903
Professional fees		5,490
Recruiting		15,489
Registration and regulatory fees		27,883
Rent and parking		40,127
Travel		13,920
All other		15,906
TOTAL OPERATING EXPENSES	$	838,055

See Accompanying Notes to Financial Statements

NPB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition		$	199,145
Nonallowable assets:			
Organization costs, net of accumulated amortization of $2,636	10,542		
Other receivable - non allowable	22,048		
Other assets and deposits	3,650		
Prepaid expenses	27,737		
Furniture, fixtures and equipment			
net of accumulated depreciation of $6,576	7,166		(71,143)
NET CAPITAL		$	128,002
COMPUTATION OF NET CAPITAL REQUIREMENTS			
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$	26,683
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above amounts)		$	26,683
EXCESS CAPITAL		$	101,319
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	87,978
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities		$	400,241
Percentage of aggregate indebtedness to net capital			312.68%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	128,003
VARIANCE		
Rounding		(1)
NET CAPITAL PER AUDITED REPORT	$	128,002

See Accompanying Notes to Financial Statements

PART II

NPB FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements and supplemental schedules of NPB Financial Group, LLC (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 22, 2009